Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123408
333-123408-01
PROSPECTUS
2,500,000 Shares
Representing Limited Liability Company Interests
       The selling shareholder identified in this prospectus is offering to sell up to an aggregate of 2,500,000 of our shares representing limited liability company interests. The shares offered are the same class as listed on the New York Stock Exchange. We will not receive any of the proceeds from the shareholder’s sale of the shares offered by this prospectus.
      Our shares are traded on the New York Stock Exchange under the symbol “KMR.” The last reported sale price of our shares on April 4, 2005, as reported on the NYSE, was $41.70 per share.
       Investing in our shares involves risks. See “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2005.

TABLE OF CONTENTS

Where You Can Find More Information	ii
Summary	1
Risk Factors	3
Use of Proceeds	7
Selling Shareholder	7
Description of Our Shares	7
Modification of Fiduciary Duties Owed to Our Shareholders and to the Owners of Units	16
Material Tax Considerations	18
ERISA Considerations	21
Plan of Distribution	22
Validity of the Shares	23
Experts	24
Information Regarding Forward-Looking Statements	24
      You should rely only on the information contained or incorporated by reference in this prospectus. Kinder Morgan Management, LLC and Kinder Morgan, Inc. have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. The business, financial condition, results of operations and prospects of Kinder Morgan Management, LLC and Kinder Morgan, Inc. may have changed since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is part of a registration statement on Form S-3 that we and Kinder Morgan, Inc. have filed with the SEC under the Securities Act using a shelf registration process. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and Kinder Morgan, Inc. and about the securities to be sold in this offering, please refer to the information below and to the registration statement and the exhibits which are part of the registration statement.
      Kinder Morgan Management, LLC and Kinder Morgan, Inc. file annual, quarterly and special reports, proxy statements and other information with the SEC. Their current SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document they file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.
      Because Kinder Morgan Management, LLC’s shares and Kinder Morgan, Inc.’s common stock are listed on the New York Stock Exchange, their reports, proxy statements and other information can be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.
      The SEC allows Kinder Morgan Management, LLC and Kinder Morgan, Inc. to “incorporate by reference” the information they file with it, which means that Kinder Morgan Management, LLC and Kinder Morgan, Inc. can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that Kinder Morgan Management, LLC and Kinder Morgan, Inc. file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. Kinder Morgan Management, LLC and Kinder Morgan, Inc. incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering:

Kinder Morgan Management, LLC
SEC Filings (File No. 1-16459)	Period

Annual Report on Form 10-K	Year Ended December 31, 2004
Registration Statement on Form 8-A/A	Filed July 24, 2002

Kinder Morgan, Inc.
SEC Filings (File No. 1-6446)	Period

Annual Report on Form 10-K	Year Ended December 31, 2004
Registration Statement on Form 8-A/A	Filed March 28, 2003
      Should you want more information regarding Kinder Morgan Energy Partners, L.P. please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed by Kinder Morgan Energy Partners, L.P. with the SEC.
      Kinder Morgan Management, LLC and Kinder Morgan, Inc., respectively, will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents at no cost by request directed to them at the following address and telephone number:

Kinder Morgan Management, LLC
Kinder Morgan, Inc.
Investor Relations Department
500 Dallas Street, Suite 1000
Houston, Texas 77002
(713) 369-9000

ii

      The information concerning Kinder Morgan Management, LLC contained or incorporated by reference in this document has been provided by Kinder Morgan Management, LLC, and the information concerning Kinder Morgan, Inc. contained or incorporated by reference in this document has been provided by Kinder Morgan, Inc.

iii

SUMMARY
Kinder Morgan Management, LLC
      We are a limited liability company that has elected to be treated as a corporation for United States income tax purposes. Our shares trade on the NYSE under the symbol “KMR.” We are a limited partner in Kinder Morgan Energy Partners, L.P. and manage and control its business and affairs. The outstanding shares of the class that votes to elect our directors are owned by Kinder Morgan G.P., Inc., the general partner of Kinder Morgan Energy Partners, L.P. Kinder Morgan G.P., Inc. has delegated to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, all of its rights and powers to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P. and its subsidiary operating limited partnerships and their subsidiaries, subject to Kinder Morgan G.P., Inc.’s right to approve specified actions. We were formed in Delaware on February 14, 2001.
Kinder Morgan Energy Partners, L.P.
      Kinder Morgan Energy Partners, L.P., a limited partnership with its common units traded on the NYSE under the symbol “KMP,” was formed in Delaware in August 1992. Kinder Morgan Energy Partners, L.P. is one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Kinder Morgan Energy Partners, L.P.’s operations are conducted through its subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments: Products Pipelines, Natural Gas Pipelines, CO2 and Terminals.
Kinder Morgan, Inc.
      Kinder Morgan, Inc. is a Kansas corporation incorporated in 1927 with its common stock traded on the NYSE under the symbol “KMI.” Kinder Morgan, Inc. is one of the largest energy transportation and storage companies in the United States, operating, either for itself or on behalf of Kinder Morgan Energy Partners, L.P., over 35,000 miles of natural gas and petroleum products pipelines and approximately 135 terminals. Kinder Morgan, Inc. also has retail distribution and electric generation assets. In addition, Kinder Morgan, Inc. owns the general partner of, and a significant limited partner interest in, Kinder Morgan Energy Partners, L.P.
      The principal executive office of each company is located at 500 Dallas, Suite 1000, Houston, Texas 77002, and the phone number at this address is (713) 369-9000.

Organizational Structure
      The following chart depicts the current organizational structure of Kinder Morgan LLC, Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P.

RISK FACTORS
      You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus. Specifically, please see “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2004, and in the Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2004 included in our Form 10-K as Annex A, for a discussion of risk factors that may affect our business. Realization of any of those risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. Realization of any of those or the following risks could result in a decline in the trading price of our shares, and you might lose all or part of your investment.

Because our only assets are the i-units in Kinder Morgan Energy Partners, L.P., our success is dependent solely upon our operation and management of Kinder Morgan Energy Partners, L.P. and its resulting performance.
      We are a limited partner in Kinder Morgan Energy Partners, L.P. In the event that Kinder Morgan Energy Partners, L.P. decreases its cash distributions to its common unitholders, distributions of i-units on the i-units that we own will decrease correspondingly, and distributions of additional shares to owners of our shares will decrease as well. Furthermore, we may establish cash reserves at Kinder Morgan Energy Partners, L.P. that in our reasonable discretion are necessary to fund Kinder Morgan Energy Partners, L.P.’s future operating and capital expenditures, provide for the proper conduct of business, comply with applicable laws or agreements to which Kinder Morgan Energy Partners, L.P. is a party, or provide funds for future distributions to partners. These cash reserves affect the amount of cash available for distribution to holders of Kinder Morgan Energy Partners, L.P.’s common units and, consequently, the distributions on your shares.

The value of the quarterly distribution of an additional fractional share may be less than the cash distribution on a common unit of Kinder Morgan Energy Partners, L.P.
      The fraction of a share to be issued per share outstanding with each quarterly distribution is based on the average closing price of the shares for the ten consecutive trading days preceding the ex-dividend date for our shares. Because the market price of our shares may vary substantially over time, the market value of our shares on the date you receive a distribution of additional shares may vary substantially from the cash you would have received had you owned common units instead of our shares.

Kinder Morgan Energy Partners, L.P. could be treated as a corporation for United States federal income tax purposes. The treatment of Kinder Morgan Energy Partners, L.P. as a corporation would substantially reduce the cash distributions on the common units and the value of i-units that Kinder Morgan Energy Partners, L.P. will distribute quarterly to us and the value of our shares that we will distribute quarterly to you.
      The anticipated benefit of an investment in our shares depends largely on the treatment of Kinder Morgan Energy Partners, L.P. as a partnership for United States federal income tax purposes. Kinder Morgan Energy Partners, L.P. has not requested, and does not plan to request, a ruling from the Internal Revenue Service on this or any other matter affecting Kinder Morgan Energy Partners, L.P. Current law requires Kinder Morgan Energy Partners, L.P. to derive at least 90% of its annual gross income from specific activities to continue to be treated as a partnership for United States federal income tax purposes. Kinder Morgan Energy Partners, L.P. may not find it possible, regardless of its efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law may change so as to cause Kinder Morgan Energy Partners, L.P. to be treated as a corporation for United States federal income tax purposes without regard to its sources of income or otherwise subject Kinder Morgan Energy Partners, L.P. to entity-level taxation.
      If Kinder Morgan Energy Partners, L.P. were to be treated as a corporation for United States federal income tax purposes, it would pay United States federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. Distributions to us of additional i-units would generally be taxed as a corporate distribution. Because a tax would be imposed upon Kinder Morgan Energy Partners, L.P. as a corporation, the cash available for distribution to common unitholders would be substantially reduced, which would reduce the values of i-units distributed quarterly to us and our shares distributed quarterly to our shareholders. Treatment of Kinder Morgan Energy Partners, L.P. as a corporation would cause a substantial reduction in the value of our shares.

Kinder Morgan Energy Partners, L.P. may issue additional common or other units and we may issue additional shares, which would dilute your ownership interest.
      The issuance of additional common or other units by Kinder Morgan Energy Partners, L.P. or shares by us other than in our quarterly distributions to you may have the following effects:

•	the amount available for distributions on each share may decrease;

•	the relative voting power of each previously outstanding share will be decreased; and

•	the market price of shares may decline.

The market price of our shares on any given day generally is less than the market price of the common units of Kinder Morgan Energy Partners, L.P.
      Since our initial public offering, our shares have generally traded on the New York Stock Exchange at prices at a discount to, but in general proximity to, the prices of common units of Kinder Morgan Energy Partners, L.P. Thus, the market price of our shares on any given day generally is less than the market price of the common units of Kinder Morgan Energy Partners, L.P. The market price of our shares will depend, as does the market price of the common units of Kinder Morgan Energy Partners, L.P., on many factors, including our operation and management of Kinder Morgan Energy Partners, L.P., the future performance of Kinder Morgan Energy Partners, L.P., conditions in the energy transportation and storage industry, general market conditions, and conditions relating to businesses that are similar to that of Kinder Morgan Energy Partners, L.P.

Your shares are subject to optional and mandatory purchase provisions which could result in your having to sell your shares at a time or price you do not like.
      If either of the optional purchase rights are exercised by Kinder Morgan, Inc., or if there is a mandatory purchase event, you will be required to sell your shares at a time or price that may be undesirable, and could receive less than you paid for your shares. Any sale of our shares for cash, to Kinder Morgan, Inc. or otherwise, will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner’s tax basis in the shares sold. For further information regarding the optional and mandatory purchase rights, please read “Description of Our Shares — Optional Purchase” and “Description of Our Shares — Mandatory Purchase.”

Our board of directors has the power to change the terms of the shares in ways our board determines, in its sole discretion, are not materially adverse to the owners of our shares. You may not like the changes, and even if you believe the changes are materially adverse to the owners of shares, you have no recourse to prevent them.
      As an owner of our shares, you may not like the changes made to the terms of the shares and you may disagree with the board’s decision that the changes are not materially adverse to you as a shareholder. Your recourse if you disagree will be limited because our limited liability company agreement gives broad latitude and discretion to the board of directors and eliminates or reduces the fiduciary duties that our board of directors would otherwise owe to you. For further information regarding amendments to the shares, our limited liability company agreement and other agreements, please read “Description of Our Shares — Limited Voting Rights.”

Kinder Morgan, Inc. may be unable to purchase shares upon the occurrence of the mandatory purchase events, resulting in a loss in value of your shares.
      The satisfaction of the obligation of Kinder Morgan, Inc. to purchase shares following a purchase event is dependent on Kinder Morgan, Inc.’s financial ability to meet its obligations. There is no requirement for Kinder Morgan, Inc. to secure its obligation or comply with financial covenants to ensure its performance of these obligations. If Kinder Morgan, Inc. is unable to meet its obligations upon the occurrence of a mandatory purchase event, you may not receive cash for your shares.

As an owner of i-units, we may not receive value equivalent to the common unit value for our i-unit interest in Kinder Morgan Energy Partners, L.P. if Kinder Morgan Energy Partners, L.P. is liquidated. As a result, you may receive less per share in our liquidation than is received by an owner of a common unit in a liquidation of Kinder Morgan Energy Partners, L.P.
      If Kinder Morgan Energy Partners, L.P. is liquidated and Kinder Morgan, Inc. does not satisfy its obligation to purchase your shares, which is triggered by a liquidation, then the value of your shares will depend on the after-tax amount of the liquidating distribution received by us as the owner of i-units. The terms of the i-units provide that no allocations of income, gain, loss or deduction will be made in respect of the i-units until such time as there is a liquidation of Kinder Morgan Energy Partners, L.P. If there is a liquidation of Kinder Morgan Energy Partners, L.P., it is intended that we will receive allocations of income and gain in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. As a result, we will likely realize taxable income upon the liquidation of Kinder Morgan Energy Partners, L.P. However, there may not be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we, and therefore you, will receive less value than would be received by an owner of common units.
      Further, the tax indemnity provided to us by Kinder Morgan, Inc. only indemnifies us for our tax liabilities to the extent we have not received sufficient cash in the transaction generating the tax liability to pay the associated tax. Prior to any liquidation of Kinder Morgan Energy Partners, L.P., we do not expect to receive cash in a taxable transaction. If a liquidation of Kinder Morgan Energy Partners, L.P. occurs, however, we likely would receive cash which would need to be used at least in part to pay taxes. As a result, our residual value and the value of our shares likely will be less than the value of the common units upon the liquidation of Kinder Morgan Energy Partners, L.P.

A person or group owning 20% or more of the aggregate number of issued and outstanding common units and our shares, other than Kinder Morgan, Inc. and its affiliates, may not vote common units or shares; as a result, you are less likely to receive a premium for your shares in a hostile takeover.
      Any common units and shares owned by a person or group that owns 20% or more of the aggregate number of issued and outstanding common units and shares cannot be voted. This limitation does not apply to Kinder Morgan, Inc. and its affiliates. This provision may:

•	discourage a person or group from attempting to take over control of us or Kinder Morgan Energy Partners, L.P.; and

•	reduce the price at which the common units will trade under certain circumstances.
      For example, a third party will probably not attempt to remove the general partner of Kinder Morgan Energy Partners, L.P. and take over our management of Kinder Morgan Energy Partners, L.P. by making a tender offer for the common units at a price above their trading market price.

The exercise of the mandatory or optional purchase right associated with our shares is a taxable event to the owners of shares purchased pursuant to that exercise.
      Any sale of our shares, to Kinder Morgan, Inc. or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner’s tax basis in the shares sold.

Owners of our shares have limited voting rights and therefore have little or no opportunity to influence or change our management.
      Kinder Morgan G.P., Inc. owns all of our shares eligible to vote on the election of our directors and, therefore, is entitled to elect all of the members of our board of directors. For a description of the limited voting rights you will have as an owner of shares, see “Description of Our Shares — Limited Voting Rights.”
      Kinder Morgan G.P., Inc. has delegated to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, all of its rights and powers to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P., subject to Kinder Morgan G.P., Inc.’s right to approve specified actions.

The interests of Kinder Morgan, Inc. may differ from our interests, the interests of our shareholders and the interests of unitholders of Kinder Morgan Energy Partners, L.P.
      Kinder Morgan, Inc. owns all of the stock of the general partner of Kinder Morgan Energy Partners, L.P. and elects all of its directors. The general partner of Kinder Morgan Energy Partners, L.P. owns all of our voting shares and elects all of our directors. Furthermore, some of our directors and officers are also directors and officers of Kinder Morgan, Inc. and the general partner of Kinder Morgan Energy Partners, L.P. and have fiduciary duties to manage the businesses of Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P. in a manner that may not be in the best interest of our shareholders. Kinder Morgan, Inc. has a number of interests that differ from the interests of our shareholders and the interests of the unitholders. As a result, there is a risk that important business decisions will not be made in your best interest as one of our shareholders.

Our limited liability company agreement restricts or eliminates a number of the fiduciary duties that would otherwise be owed by our board of directors to our shareholders, and the partnership agreement of Kinder Morgan Energy Partners, L.P. restricts or eliminates a number of the fiduciary duties that would otherwise be owed by the general partner to the unitholders.
      Modifications of state law standards of fiduciary duties may significantly limit the ability of our shareholders and the unitholders to successfully challenge the actions of our board of directors and the general partner, respectively, in the event of a breach of their fiduciary duties. These state law standards include the duties of care and loyalty. The duty of loyalty, in the absence of a provision in the limited liability company agreement or the limited partnership agreement to the contrary, would generally prohibit our board of directors or the general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited liability company agreement and the limited partnership agreement of Kinder Morgan Energy Partners, L.P. contain provisions that prohibit our shareholders and the limited partners, respectively, from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the limited partnership agreement of Kinder Morgan Energy Partners, L.P. provides that the general partner may take into account the interests of parties other than Kinder Morgan Energy Partners, L.P. in resolving conflicts of interest. Further, it provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. The provisions relating to the general partner apply equally to us as its delegate. Our limited liability company agreement provides that none of our directors or officers will be liable to us or any other person for any acts or omissions if they acted in good faith. See “Modification of Fiduciary Duties Owed to Our Shareholders and to the Owners of Units.”

USE OF PROCEEDS
      Because the shares covered by this prospectus are being sold by the selling shareholder and not us, we will not receive any proceeds from the sale of the shares pursuant to this prospectus. Unless otherwise described in a prospectus supplement, Kinder Morgan, Inc., the selling shareholder, intends to use the net proceeds from the sale of shares under this prospectus for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, Kinder Morgan, Inc. may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.
SELLING SHAREHOLDER
      This prospectus relates to shares of the class that are listed on the NYSE, which we call our listed shares. It does not relate to our voting shares, which, pursuant to our limited liability company agreement, are owned solely by a wholly-owned subsidiary of Kinder Morgan, Inc. Kinder Morgan, Inc. is offering a portion of our listed shares that it owns. It may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of those listed shares.
      As disclosed elsewhere in this prospectus, Kinder Morgan G.P., Inc. is the sole owner of our voting shares, which are the only shares entitled to vote on the election of our directors. Kinder Morgan, Inc. indirectly owns all of the voting stock of Kinder Morgan G.P., Inc. Even if Kinder Morgan, Inc. were to sell all of the listed shares it owns, it will still own indirectly all of our voting shares.
      As of March 1, 2005, Kinder Morgan, Inc. beneficially owned 13,546,095, or 24.58%, of our outstanding listed shares. The calculation of the percentage of beneficial ownership is based on Rule 13d-3(d)(i) of the Securities Exchange Act and uses 55,113,575 shares outstanding as of March 1, 2005. So long as Kinder Morgan, Inc. owns listed shares, each time we make a distribution in additional listed shares or fractional listed shares, Kinder Morgan, Inc. will receive its pro rata portion of the listed shares distributed. Kinder Morgan, Inc. may offer all, some or none of the 2,500,000 listed shares offered by this prospectus. Because Kinder Morgan, Inc. may offer all or some portion of the listed shares it owns, and because of listed share distributions that it may receive, no estimate can be given as to the amount of the listed shares that will be held by Kinder Morgan, Inc. upon termination of any sales. In addition, Kinder Morgan, Inc. may have sold, transferred or otherwise disposed of all or a portion of the listed shares since the date of this prospectus in transactions exempt from the registration requirements of the Securities Act.
DESCRIPTION OF OUR SHARES
Number of Shares
      All of our voting shares are held by Kinder Morgan G.P., Inc. The shares offered pursuant to this prospectus are the same class we have previously sold to the public, which we call our listed shares, and do not entitle owners of such shares to vote on the election of our directors. Other than our voting shares, as of March 1, 2005, we had 55,113,575 shares outstanding, including approximately 13,546,095 shares held by Kinder Morgan, Inc. and its controlled affiliates. Our limited liability company agreement does not limit the number of shares we may issue.
Where Shares are Traded
      Except for our voting shares, all of which are held by Kinder Morgan G.P., Inc., our outstanding shares are listed on the New York Stock Exchange under the symbol “KMR.”

General
      The following is a summary of the principal documents which relate to our shares. Copies of those documents are on file with the SEC as part of our registration statement. See “Where You Can Find More Information” for information on how to obtain copies. You should refer to the provisions of each of the following agreements because they, and not this summary, will govern your rights as a holder of our shares. These agreements include:

•	our limited liability company agreement, which provides for the issuance of our shares, distributions and limited voting rights attributable to our shares and which establishes the rights, obligations and limited circumstances for the mandatory and optional purchase of our shares by Kinder Morgan, Inc. as provided in the Kinder Morgan, Inc. purchase provisions;

•	the Kinder Morgan, Inc. purchase provisions, which are part of our limited liability company agreement and which provide for the optional and mandatory purchase of our shares in the limited circumstances set forth in our limited liability company agreement;

•	the Kinder Morgan, Inc. tax indemnification agreement, which provides that Kinder Morgan, Inc. will indemnify us for any tax liability attributable to our formation or our management and control of the business and affairs of Kinder Morgan Energy Partners, L.P., and for any taxes arising out of a transaction involving our i-units to the extent the transaction does not generate sufficient cash to pay our taxes; and

•	the delegation of control agreement among us, Kinder Morgan G.P., Inc. and Kinder Morgan Energy Partners, L.P. and its operating partnerships, which delegates to us, to the fullest extent permitted under Delaware law and the Kinder Morgan Energy Partners, L.P. partnership agreement, the power and authority to manage and control the business and affairs of Kinder Morgan Energy Partners, L.P. and its operating partnerships, subject to Kinder Morgan G.P., Inc.’s right to approve specified actions.
Distributions
      General. Under the terms of our limited liability company agreement, except in connection with our liquidation, we do not pay distributions on our shares in cash. Instead, we make distributions on our shares in additional shares or fractions of shares. At the same time that Kinder Morgan Energy Partners, L.P. makes any cash distribution on its common units, we distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution to be made by Kinder Morgan Energy Partners, L.P. on each common unit by the average market price of a share determined for the ten consecutive trading days immediately prior to the ex-dividend date for our shares.
      We also will distribute to owners of our shares additional shares if owners of common units receive a cash distribution or other cash payment on their common units other than a regular quarterly distribution. In that event, we will distribute on each share that fraction of a share determined by dividing the cash distribution declared by Kinder Morgan Energy Partners, L.P. on each common unit by the average market price of a share determined for a ten consecutive trading day period ending on the trading day immediately prior to the ex-dividend date for the shares.
      Our limited liability company agreement provides that a shareholder’s right to a distribution that has been declared (or for which a record date has been set) but that has not yet been made ceases on the purchase date if the funds for Kinder Morgan, Inc.’s optional or mandatory purchase of the shares are deposited with the transfer agent and the notice of purchase has been given.
      There is no public market for trading fractional shares. We issue fractional shares in payment of the distribution to owners of our shares. No fraction of a share can be traded on any exchange on which our shares are traded until a holder acquires the remainder of the fraction and has a whole share.
      The term average market price is used above in connection with the share distributions and it is used below in connection with the optional and mandatory purchase of our shares. When we refer to the average market price of a share or a common unit, we mean the average closing price of a share or common unit during the ten consecutive trading days prior to the determination date but not including that date, unless a longer or shorter number of trading days is expressly noted.
      The closing price of securities on any day means:

•	for securities listed on a national securities exchange, the last sale price for that day, regular way, or, if there are no sales on that day, the average of the closing bid and asked prices for that day, regular way, in either case as reported in the principal composite transactions reporting system for the principal national securities exchange on which the securities are listed;

•	if the securities are not listed on a national securities exchange

•	the last quoted price on that day, or, if no price is quoted, the average of the high bid and low asked prices on that day, each as reported by NASDAQ;

•	if on that day the securities are not so quoted, the average of the closing bid and asked prices on that day furnished by a professional market maker in the securities selected by our board of directors in its sole discretion (or, in the cases of mandatory or optional purchases, by the board of directors of Kinder Morgan, Inc.); or

•	if on that day no market maker is making a market in the securities, the fair value of the securities as determined by our board of directors in its sole discretion (or, in the cases of mandatory or optional purchases, by the board of directors of Kinder Morgan, Inc.).
      A trading day for securities means a day on which:

•	the principal national securities exchange on which the securities are listed is open for business, or

•	if the securities are not listed on any national securities exchange, a day on which banking institutions in New York, New York generally are open.
      Distributions are made in accordance with the New York Stock Exchange’s distribution standards.
Limited Voting Rights
      The shares offered pursuant to this prospectus are the same class we have previously sold to the public, and do not entitle owners of such shares to vote on the election of our directors. Kinder Morgan G.P., Inc. owns all shares eligible to elect our directors and elects all of our directors. Owners of our shares are entitled to vote on the specified matters described under the following caption.
      Actions Requiring Vote of Owners of Our Shares. Our limited liability company agreement provides that we will not, without the approval of a majority of the shares owned by persons other than Kinder Morgan, Inc. and its affiliates, amend, alter or repeal any of the provisions of our limited liability company agreement, including the Kinder Morgan, Inc. purchase provisions, the Kinder Morgan, Inc. tax indemnification agreement or the delegation of control agreement, in a manner that materially adversely affects the preferences or rights of the owners of our shares as determined in the sole discretion of our board of directors, or reduces the time for any notice to which the holders of our shares may be entitled, except as provided below under “Actions Not Requiring the Vote of Holders.”
      Under the terms of Kinder Morgan Energy Partners, L.P.’s partnership agreement, the i-units it issues to us are entitled to vote on all matters on which the common units are entitled to vote. We will submit to a vote of our shareholders any matter submitted to us by Kinder Morgan Energy Partners, L.P. for a vote of i-units. We will vote our i-units in the same way that our shareholders vote their shares for or against a matter, including non-votes or abstentions. In general, the i-units, common units and Class B units will vote together as a single class, with each i-unit, common unit and Class B unit having one vote. The i-units vote separately as a class on:

•	amendments to the Kinder Morgan Energy Partners, L.P. partnership agreement that would have a material adverse effect on the rights or preferences of holders of the i-units in relation to the other outstanding classes of units;

•	the approval of the withdrawal of Kinder Morgan G.P., Inc. as the general partner of Kinder Morgan Energy Partners, L.P. in some circumstances; and

•	the transfer to a non-affiliate by Kinder Morgan G.P., Inc. of all its interest as a general partner of Kinder Morgan Energy Partners, L.P.
      Our limited liability company agreement also provides that we will not, without the approval of a majority of our shares owned by persons other than Kinder Morgan, Inc. and its affiliates, take an action that we have covenanted not to take without shareholder approval, as summarized below, or issue any shares of classes other than the two classes of shares that are currently outstanding.
      Limitations on Voting Rights of Kinder Morgan, Inc. and its Affiliates. The shares owned by Kinder Morgan, Inc. and its affiliates, generally, are entitled to vote on any matter submitted to us as the owner of i-units. Shares owned by Kinder Morgan, Inc. or its affiliates will not, however, be entitled to vote on the matters described below when submitted to a vote of shareholders to determine how the i-units should be voted as long as Kinder Morgan, Inc. or its affiliates owns our voting shares:

•	any matters on which the i-units vote as a separate class;

•	a proposed removal of the general partner of Kinder Morgan Energy Partners, L.P.;

•	some proposed transfers of all of the general partner’s interest as the general partner of Kinder Morgan Energy Partners, L.P. and the admission of any successor transferee as a successor general partner; and

•	a proposed withdrawal of the general partner of Kinder Morgan Energy Partners, L.P. in some circumstances.
      When any shares, including voting shares, owned by Kinder Morgan, Inc. and its affiliates are not entitled to vote as described above, they will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of shares voting for approval or the denominator of the number of shares outstanding in determining whether the required percentage has been voted to approve a matter. Similarly, a number of i-units equal to the number of our shares, including voting shares, owned by Kinder Morgan, Inc. and its affiliates will be treated as not being outstanding and will not be included in the numerator or denominator in determining if the required percentage of i-units or total units has been voted to approve a matter.
      Limitations on Voting Rights of 20% or More Holders. A person or group owning 20% or more of the aggregate number of issued and outstanding common units and shares is not entitled to vote its shares. Therefore, such shares will not be included in the numerator of the number of shares voting for approval or the denominator of the numbers of shares outstanding in determining whether the required percentage has been voted to approve a matter. This limitation does not apply to Kinder Morgan, Inc. and its affiliates, including Kinder Morgan G.P., Inc., although, as described above, there are a number of matters on which Kinder Morgan, Inc. and its affiliates may not vote.
      Actions Not Requiring the Vote of Holders. The relevant agreements provide that notwithstanding the voting provisions described above, we may make changes in the terms of our shares, our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement without any approval of holders of our shares, in order to meet the requirements of applicable securities and other laws and regulations and exchange rules, to effect the intent of the provisions of the limited liability company agreement and to make other changes which our board of directors determines in its sole discretion will not have a material adverse effect on the preferences or rights associated with our shares or reduce the time for any notice to which the holders of our shares may be entitled. The agreements provide that we are also permitted, in the good faith discretion of our board of directors, to amend the terms of the shares and these agreements without the approval of holders of shares to accommodate the assumption of the obligations of Kinder Morgan, Inc. by a person, other than Kinder Morgan, Inc. and its affiliates, who becomes the beneficial owner of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P. in a transaction that does not constitute a mandatory purchase event but that requires the vote of the holders of the outstanding common units and shares, or to accommodate changes resulting from a merger, recapitalization, reorganization or similar transaction involving Kinder Morgan Energy Partners, L.P. which in each case does not constitute a mandatory purchase event but that requires the vote of the holders of the outstanding common units and shares. We believe that amendments made pursuant to these agreements, except in some cases in the context of a merger, recapitalization, reorganization or similar transaction, would not be significant enough to constitute the issuance of a new security; but, if an amendment constituted the issuance of a new security, we would have to register the issuance of the securities with the SEC or rely on an exemption from registration.
Anti-Dilution Adjustments
      The partnership agreement of Kinder Morgan Energy Partners, L.P. provides that Kinder Morgan Energy Partners, L.P. will adjust proportionately the number of i-units held by us through the payment to us of an i-unit distribution or by causing an i-unit subdivision, split or combination if various events occur, including:

•	the payment of a common unit distribution on the common units; and

•	a subdivision, split or combination of the common units.
      Our limited liability company agreement provides that the number of all of our outstanding shares, including the voting shares, shall at all times equal the number of i-units we own. If there is a change in the number of i-units we own, we will make to all our shareholders a share distribution or effect a share split or combination to provide that at all times the number of shares outstanding equals the number of i-units we own. Through the combined effect of the provisions in the Kinder Morgan Energy Partners. L.P. partnership agreement and the provisions of our limited liability company agreement, the number of outstanding shares and i-units always will be equal.
Covenants
      Our limited liability company agreement provides that our activities will be limited to being a limited partner in, and controlling and managing the business and affairs of, Kinder Morgan Energy Partners, L.P. and its operating partnerships and engaging in any lawful business, purpose or activity related thereto. It also includes provisions that are intended to maintain a one-to-one relationship between the number of i-units we own and our outstanding shares, including provisions:

•	prohibiting our sale, pledge or other transfer of i-units;

•	prohibiting our issuance of options, warrants or other securities entitling the holder to subscribe for or purchase our shares;

•	prohibiting us from borrowing money or issuing debt;

•	prohibiting a liquidation, merger or recapitalization or similar transactions involving us; and

•	prohibiting our purchase of any of our shares, including voting shares.
      Under the terms of the Kinder Morgan Energy Partners, L.P. partnership agreement, Kinder Morgan Energy Partners, L.P. agrees that it will not:

•	except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that has in all material respects the same rights and privileges as the i-units;

•	make a distribution on a common unit other than in cash, in additional common units or a security that has in all material respects the same rights and privileges as the common units;

•	allow an owner of common units to receive any consideration other than cash, common units or a security that has in all material respects the same rights and privileges as the common units, or allow us, as the owner of the i-units, to receive any consideration other than i-units or a security that has in all material respects the same rights and privileges as the i-units in a:

•	merger in which Kinder Morgan Energy Partners, L.P. is not the survivor, if the unitholders of Kinder Morgan Energy Partners, L.P. immediately prior to the transaction own more than 50% of the residual common equity securities of the survivor immediately after the transaction;

•	merger in which Kinder Morgan Energy Partners, L.P. is the survivor, if the unitholders of Kinder Morgan Energy Partners, L.P. immediately prior to the transaction own more than 50% of the limited partner interests in Kinder Morgan Energy Partners, L.P. immediately after the transaction; or

•	recapitalization, reorganization or similar transaction;

•	be a party to a merger in which Kinder Morgan Energy Partners, L.P. is not the survivor, sell substantially all of its assets to another person or enter into similar transactions if:

•	the survivor of the merger or the other person is to be controlled by Kinder Morgan, Inc. or its affiliates after the transaction; and

•	the transaction would be a mandatory purchase event;

•	make a tender offer for common units unless the consideration:

•	is exclusively cash; and

•	together with any cash payable in respect of any tender offer by Kinder Morgan Energy Partners, L.P. for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360-day period is less than 12% of the aggregate average market value of all classes of units of Kinder Morgan Energy Partners, L.P. determined on the trading day immediately preceding the commencement of the tender offer; or

•	issue any of its i-units to any person other than us.
      The Kinder Morgan Energy Partners, L.P. partnership agreement provides that when any cash is to be received by a common unitholder as a result of a consolidation or merger of Kinder Morgan Energy Partners, L.P. with or into another person, other than a consolidation or merger in which Kinder Morgan Energy Partners, L.P. is a survivor and which does not result in any reclassification, conversion, exchange or cancellation of outstanding common units, or as a result of the sale or other disposition to another person of all or substantially all of the assets of Kinder Morgan Energy Partners, L.P., that payment will require Kinder Morgan Energy Partners, L.P. to issue additional i-units or fractions of i-units to us except in liquidation. The distribution of additional i-units or fractions of i-units will be equal to the cash distribution on each common unit divided by the average market price of one of our shares determined for a consecutive ten day trading period ending immediately prior to the effective date of the transaction. This will result in us also issuing an equal number of shares to the holders of our shares.
Optional Purchase
      The Kinder Morgan, Inc. purchase provisions, which are part of our limited liability company agreement, provide that if at any time Kinder Morgan, Inc. and its affiliates own 80% or more of our outstanding shares, then Kinder Morgan, Inc. has the right, but not the obligation, to purchase for cash all of our outstanding shares that Kinder Morgan, Inc. and its affiliates do not own. Kinder Morgan, Inc. can exercise its right to make that purchase by delivering notice to the transfer agent for the shares of its election to make the purchase not less than ten days and not more than 60 days prior to the date which it selects for the purchase. We will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the shares.
      The price at which Kinder Morgan, Inc. may make the optional purchase is equal to 110% of the higher of:

•	the average market price for the shares for the ten consecutive trading days ending on the fifth trading day prior to the date the notice of the purchase is given; and

•	the highest price Kinder Morgan, Inc. or its affiliates paid for the shares during the 90-day period ending on the day prior to the date the notice of purchase is given.
      The Kinder Morgan, Inc. purchase provisions, which are a part of our limited liability company agreement, and Kinder Morgan Energy Partners, L.P.’s partnership agreement each provides that if at any time Kinder Morgan, Inc. and its affiliates own 80% or more of the outstanding common units and the outstanding shares on a combined basis, then Kinder Morgan, Inc. has the right to purchase all of our shares that Kinder Morgan Inc. and its affiliates do not own, but only if the general partner of Kinder Morgan Energy Partners, L.P., elects to purchase all of the common units that Kinder Morgan, Inc. and its affiliates do not own. The price at which Kinder Morgan, Inc. and the general partner may make the optional purchase is equal to the highest of:

•	the average market price of our shares or the common units, whichever is higher, for the 20 consecutive trading days ending five days prior to the date on which the notice of the purchase is given; and

•	the highest price Kinder Morgan, Inc. or its affiliates paid for such shares or common units, whichever is higher, during the 90-day period ending on the day prior to the date the notice of purchase is given.
      Kinder Morgan, Inc. or the general partner, as the case may be, may exercise its right to make the optional purchase by giving notice to the transfer agent for the shares and for the common units of its election to make the optional purchase not less than ten days and not more than 60 days prior to the date which it selects for the purchase. We will use reasonable efforts to cause the transfer agent also to mail that notice of the purchase to the record holders of our shares.
      If either elects to purchase either our shares or the combination of the common units and our shares, Kinder Morgan, Inc. and, if applicable, the general partner, will deposit the aggregate purchase price for the shares and the common units, as the case may be, with the respective transfer agents. On and after the date set for the purchase, the holders of the shares or the common units, as the case may be, will have no rights as holders of shares or common units, except to receive the purchase price, and their shares or common units will be deemed to be transferred to Kinder Morgan, Inc., or the general partner in the case of the common units, for all purposes.
      Kinder Morgan, Inc. will comply with Rule 13e-3 under the Securities Exchange Act if it makes an optional purchase.
Mandatory Purchase
      General. Under the terms of the Kinder Morgan, Inc. purchase provisions, upon the occurrence of any of the following mandatory purchase events, Kinder Morgan, Inc. will be required to purchase for cash all of our shares that it and its affiliates do not own at a purchase price equal to the higher of the average market price for the shares and the average market price for common units as determined for the ten-day trading period immediately prior to the date of the applicable event.
      A mandatory purchase event means any of the following:

•	the first day on which the aggregate distributions or other payments by Kinder Morgan Energy Partners, L.P. on the common units, other than distributions or payments made in common units or in securities which have in all material respects the same rights and privileges as common units but including distributions or payments made pursuant to an issuer tender offer by Kinder Morgan Energy Partners, L.P., during the immediately preceding 360-day period exceed 50% of the average market price of a common unit during the ten consecutive trading day period ending on the last trading day prior to the first day of that 360-day period.

•	the occurrence of an event resulting in Kinder Morgan, Inc. and its affiliates ceasing to be the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P., unless:

•	the event results in another person becoming the beneficial owner of more than 50% of the total voting power of all shares of capital stock of the general partner of Kinder Morgan Energy Partners, L.P.;

•	that other person is organized under the laws of a state in the United States;

•	that other person has long term unsecured debt with an investment grade credit rating, as determined by Moody’s Investor Services, Inc. and Standard & Poor’s Rating Service, immediately prior to the event; and

•	that other person assumes all obligations of Kinder Morgan, Inc. to us and to the owners of the shares under the purchase provisions and the tax indemnification agreement.

•	the merger of Kinder Morgan Energy Partners, L.P. with or into another person in any case where Kinder Morgan Energy Partners, L.P. is not the surviving entity, or the sale of all or substantially all of the assets of Kinder Morgan Energy Partners, L.P. and its subsidiaries, taken as a whole, to another person, unless in the transaction:

•	the owners of common units receive in exchange for their common units a security of such other person that has in all material respects the same rights and privileges as the common units;

•	we receive in exchange for all of the i-units a security of such other person that has in all material respects the same rights and privileges as the i-units;

•	no consideration is received by an owner of common units other than securities that have in all material respects the same rights and privileges as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a common unit during the ten trading day period ending immediately prior to the date of execution of the definitive agreement for the transaction; and

•	no consideration is received by the owners of i-units other than securities of such other person that have in all material respects the same rights and privileges as the i-units.
      Procedure. Within three business days following any event requiring a mandatory purchase by Kinder Morgan, Inc., Kinder Morgan, Inc. will mail or deliver to the transfer agent for mailing to each holder of record of the shares on the earlier of the date of the purchase event and the most recent practicable date, a notice stating:

•	that a mandatory purchase event has occurred and that Kinder Morgan, Inc. will purchase such holder’s shares for the purchase price described above;

•	the circumstances and relevant facts regarding the mandatory purchase event;

•	the dollar amount per share of the purchase price;

•	the purchase date, which shall be no later than five business days from the date such notice is mailed; and

•	the instructions a holder must follow in order to have the holder’s shares purchased.
      On or prior to the date of the purchase, Kinder Morgan, Inc. will irrevocably deposit with the transfer agent funds sufficient to pay the purchase price. Following the purchase date, a share owned by any person other than Kinder Morgan, Inc. and its affiliates will only represent the right to receive the purchase price.
      For purposes of the optional and mandatory purchase provisions, including the definitions of the mandatory purchase events, Kinder Morgan, Inc. will be deemed to include Kinder Morgan, Inc., its successors by merger, and any entity that succeeds to Kinder Morgan, Inc.’s obligations under the purchase provisions and the tax indemnification agreement in connection with an acquisition of all or substantially all of the assets of Kinder Morgan, Inc.
      Kinder Morgan, Inc. will comply with Rule 13e-3 under the Securities Exchange Act in connection with the occurrence of a mandatory purchase event.
Tax Indemnity of Kinder Morgan, Inc.
      We have a tax indemnification agreement with Kinder Morgan, Inc. Pursuant to this agreement, Kinder Morgan, Inc. agreed to indemnify us for any tax liability attributable to our formation or our management and control of Kinder Morgan Energy Partners, L.P., and for any taxes arising out of a transaction involving our i-units to the extent the transaction does not generate sufficient cash to pay our taxes.
Transfer Agent and Registrar
      Our transfer agent and registrar for the shares is EquiServe Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.
      The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.
Replacement of Share Certificates
      We will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by us or by the transfer agent.
Fractional Shares
      We will make distributions of additional shares, including fractional shares. Records of fractional interests held by the holders of shares will be maintained by the Depositary Trust Company or the broker or other nominees through whom you hold your shares. You will be able to sell such fractional shares on the New York Stock Exchange only when they equal, in the aggregate, whole shares. Certificates representing fractional shares will not be issued under any circumstances. Fractional shares will receive distributions when distributions are made on our shares. All fractional shares will be rounded down, if necessary, and stated in six decimal places.

MODIFICATION OF FIDUCIARY DUTIES OWED TO OUR SHAREHOLDERS
AND TO THE OWNERS OF UNITS
      The fiduciary duties owed to you by our board of directors are prescribed by Delaware law and our limited liability company agreement. Similarly, the fiduciary duties owed to the owners of units of Kinder Morgan Energy Partners, L.P., by the general partner of Kinder Morgan Energy Partners, L.P. are prescribed by Delaware law and its partnership agreement. The Delaware Limited Liability Company Act and the Delaware Limited Partnership Act provide that Delaware limited liability companies and Delaware limited partnerships, respectively, may, in their limited liability company agreements and partnership agreements, as applicable, restrict the fiduciary duties owed by the board of directors to us and our shareholders and by the general partner to the limited partnership and the limited partners.
      Our limited liability company agreement and the Kinder Morgan Energy Partners, L.P. partnership agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. The following is a summary of the material restrictions of the fiduciary duties owed by our board of directors to us and our shareholders and by Kinder Morgan G.P., Inc., the general partner of Kinder Morgan Energy Partners, L.P., to the partnership and its limited partners. Any fiduciary duties owed to you by Kinder Morgan, Inc. and its affiliates, as the beneficial owner of all our voting shares, are similarly restricted or eliminated.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, would generally require a manager or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, would generally prohibit a manager of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Our limited liability company agreement modifies these standards	Our limited liability company agreement contains provisions that prohibit the shareholders from advancing claims arising from conduct by our board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also our officers or directors are not required to offer to us any business opportunity.

Except as set out in our limited liability company agreement, our directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact us or our shareholders. In addition to the other more specific provisions limiting the obligations of our board of directors, our limited liability company agreement further provides that our board of directors will not be liable for monetary damages to us, our shareholders or any other person for any acts or omissions if our board of directors acted in good faith.

Kinder Morgan Energy Partners, L.P.’s limited partnership agreement modifies these standards	The limited partnership agreement of Kinder Morgan Energy Partners, L.P. contains provisions that prohibit its limited partners from advancing claims arising from conduct by Kinder Morgan Energy Partners, L.P.’s general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited partnership agreement of Kinder Morgan Energy Partners, L.P. permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, the partnership, its affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also our officers or directors or officers or directors of the general partner of Kinder Morgan Energy Partners, L.P. are not required to offer to the partnership any business opportunity. The general partner of Kinder Morgan Energy Partners, L.P. is permitted to attempt to avoid personal liability in connection with the management of Kinder Morgan Energy Partners, L.P., pursuant to the partnership agreement. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

The partnership agreement of Kinder Morgan Energy Partners, L.P. contains provisions that allow the general partner to take into account the interests of parties in addition to Kinder Morgan Energy Partners, L.P. in resolving conflicts of interest, thereby limiting its fiduciary duty to the partnership and the limited partners. The partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to the partnership, its limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. We or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder

Morgan, Inc. or its subsidiaries, on the one hand, and Kinder Morgan Energy Partners, L.P., on the other hand.

All of these provisions in the Kinder Morgan Energy Partners, L.P. partnership agreement relating to the general partner apply equally to us as the delegate of the general partner.

      By becoming one of our shareholders, a shareholder agrees to be bound by the provisions in our limited liability company agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Liability Company Act favoring the principle of freedom of contract and the enforceability of limited liability company agreements. It is not necessary for a shareholder to sign our limited liability company agreement in order for the limited liability company agreement to be enforceable against that person.
MATERIAL TAX CONSIDERATIONS
      This section is a summary of material United States federal income tax considerations that may be relevant to prospective owners of shares and, unless otherwise noted in the following discussion, expresses the opinion of our counsel, Bracewell & Patterson, L.L.P., insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Management, LLC.
      No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting us or the owners of shares. Moreover, the discussion does not address the United States federal income tax consequences that may be relevant to certain types of investors subject to specialized tax treatment, such as non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, dealers and persons entering into hedging transactions. Accordingly, each prospective owner of shares is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the United States federal, state, local and foreign tax consequences particular to him of the ownership or disposition of shares.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Patterson, L.L.P. and are based on the accuracy of the representations made by us.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of shares. Unlike a ruling, the opinion of Bracewell & Patterson, L.L.P. represents only that firm’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for shares and the prices at which shares trade. In addition, the cost of any contest with the IRS will be borne directly or indirectly by us and the owners of shares. Furthermore, the tax treatment of us or of an investment in us may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
U.S. Federal Income Tax Considerations Associated with the Ownership and Disposition of Shares

Kinder Morgan Management, LLC’s Status as a Corporation For U.S. Federal Income Tax Purposes
      An election has been made with the IRS to treat us as a corporation for United States federal income tax purposes. Thus, we are subject to United States federal income tax on our taxable income at tax rates up to 35%. Additionally, in certain instances we could be subject to the alternative minimum tax of 20%

on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.

Tax Consequences of Share Ownership
      No Flow-Through of Our Taxable Income. Because we are treated as a corporation for United States federal income tax purposes, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction.
      Distributions of Additional Shares. Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not make distributions of cash in respect of shares but rather will make distributions of additional shares. Because these distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for United States federal income tax purposes. As each owner of shares receives additional shares, he will be required to allocate his basis in his shares in the manner described below. Please read “— Basis of Shares.”
      Basis of Shares. An owner’s initial tax basis for his shares will be the amount paid for them. As additional shares are distributed to an owner of shares, he will be required to allocate his tax basis in his shares equally between the old shares and the new shares received. If the old shares were acquired for different prices, and the owner can identify each separate lot, then the basis of each old lot of shares can be used separately in the allocation to the new shares received with respect to the identified old lot. If an owner of shares cannot identify each lot, then he must use the first-in first-out tracing approach. A shareholder cannot use the average cost for all lots for this purpose.
      Disposition of Shares. Gain or loss will be recognized on a sale or other disposition of shares, whether to a third party or to Kinder Morgan, Inc. pursuant to the Kinder Morgan, Inc. purchase provisions or in connection with the liquidation of us, equal to the difference between the amount realized and the owner’s tax basis for the shares sold or otherwise disposed of. An owner’s amount realized will be measured by the sum of the cash and the fair market value of other property received by him.
      Except as noted below, gain or loss recognized by an owner of shares, other than a “dealer” in shares, on the sale or other disposition of a share will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months will generally be taxed at a maximum rate of 15%, subject to the discussion below relating to straddles. Capital gain recognized by a corporation on the sale of shares will generally be taxed at a maximum rate of 35%. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
      Capital gain treatment may not result from a sale of shares to Kinder Morgan, Inc. pursuant to the Kinder Morgan, Inc. purchase provisions or otherwise if a single shareholder of us or our shareholders as a group own 50% or more of the stock of Kinder Morgan, Inc. In that case, if either we or Kinder Morgan, Inc. has earnings and profits, then the amount received by a seller of shares may be taxed as ordinary income to the extent of his portion of those earnings and profits, but only if the seller sells less than all of his shares or is a shareholder of Kinder Morgan, Inc. after applying the ownership attribution rules.
      For purposes of determining whether capital gains or losses on the disposition of shares are long or short term, subject to the discussion below relating to straddles, an owner’s holding period begins on his acquisition of shares. As additional shares are distributed to him, the holding period of each new share received will also include the period for which the owner held the old shares to which the new share relates.
      Because the purchase rights in respect of the shares arise as a result of an agreement other than solely with us, these rights do not appear to constitute inherent features of the shares for tax purposes. Please read “Description of Our Shares — Optional Purchase,” and “— Mandatory Purchase.” As such, it is possible that the IRS would assert that shares and the related purchase rights constitute a straddle for United States federal income tax purposes to the extent that those rights are viewed as resulting in a substantial diminution of a share purchaser’s risk of loss from owning his shares. In that case, any owner of shares who incurs interest or other carrying charges that are allocable to the shares (as would be the case if the owner finances his acquisition of shares with debt) would have to capitalize those interest or carrying charges to the basis of the related shares and purchase rights rather than deducting those interest or carrying charges currently. In addition, the holding period of the shares would be suspended, resulting in short-term capital gain or loss (generally taxed at ordinary income rates) upon a taxable disposition even if the shares were held for more than 12 months. However, we believe that the purchase rights have minimal value and do not result in a substantial diminution of a share purchaser’s risk of loss from owning shares. Based on that, the shares and the related purchase rights should not constitute a straddle for United States federal income tax purposes and therefore should not result in any suspension of an owner’s holding period or interest and carrying charge capitalization, although there can be no assurance that the IRS or the courts would agree with this conclusion.
      Employee benefit plans and most other organizations exempt from United States federal income tax, including individual retirement accounts, known as IRAs, and other retirement plans, are subject to United States federal income tax on unrelated business taxable income. Because we will be treated as a corporation for United States federal income tax purposes, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of shares unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs debt to acquire a share or otherwise incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.
      A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income for every taxable year from qualifying income. As stated above, an owner of shares will not report on its United States federal income tax return any of our items of income, gain, loss and deduction. Thus, ownership of shares will not result in income which is not qualifying income to a mutual fund. Furthermore, any gain from the sale or other disposition of the shares, and the associated purchase rights, will qualify for purposes of that 90% test. Finally, shares, and the associated purchase rights, will constitute qualifying assets to mutual funds which also must own at least 50% qualifying assets at the end of each quarter.
      Because distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for United States federal income tax purposes. Therefore, no withholding taxes will be imposed on distributions of additional shares to non-resident alien individuals and foreign corporations, trusts or estates. A non-United States owner of shares generally will not be subject to United States federal income tax or subject to withholding on any gain recognized on the sale or other disposition of shares unless:

•	the gain is considered effectively connected with the conduct of a trade or business by the non-United States owner within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of that owner (and, in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	the non-United States owner is an individual who holds the shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for United States federal income tax purposes.
      We believe that we are a USRPHC for United States federal income tax purposes. Therefore, any gain on the sale or other disposition of shares by a non-United States owner will be subject to United States federal income tax unless the shares are regularly traded on an established securities market and the non-United States owner has not actually or constructively held more than 5% of the shares at any time during the shorter of the five-year period preceding the disposition or that owner’s holding period. Our shares currently trade on an established securities market.
ERISA CONSIDERATIONS
      The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended, commonly known as “ERISA,” and the prohibited transaction provisions of section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser of shares. The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Internal Revenue Code that may be relevant to particular shareholders in light of their particular circumstances.
      The discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the Department of Labor (“DOL”) and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.
      A fiduciary making a decision to invest in the shares on behalf of a prospective purchaser that is an employee benefit plan, a tax-qualified retirement plan, or an individual retirement account, commonly called an “IRA,” is advised to consult its own legal advisor regarding the specific considerations arising under ERISA, section 4975 of the Internal Revenue Code, and state law with respect to the purchase, ownership, sale or exchange of the shares by such plan or IRA.
      Each fiduciary of a pension, profit-sharing, or other employee benefit plan, known as an “ERISA Plan”, subject to Title I of ERISA should consider carefully whether an investment in the shares is consistent with his fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA Plan’s investments to be (1) prudent and in the best interests of the ERISA Plan, its participants, and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (3) authorized under the terms of the ERISA Plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in the shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow, and funding requirements of the ERISA Plan’s portfolio.
      The fiduciary of an IRA, or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a “Non-ERISA Plan”) should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.
      Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Internal Revenue Code in making their investment decision. A “party in interest” or “disqualified person” with respect to an ERISA Plan or with respect to a Non-ERISA Plan or IRA subject to Internal Revenue Code section 4975 is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed on account of the prohibited transaction). In addition, a fiduciary who permits an ERISA Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.
      The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or is a Non-ERISA Plan or IRA subject to section 4975 of the Internal Revenue Code. An ERISA Plan fiduciary also should consider the relevance of those principles to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.
      Regulations of the DOL defining “plan assets” (the “Plan Asset Regulations”) generally provide that when an ERISA Plan or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, unless one or more exceptions specified in the Plan Asset Regulations are satisfied, the ERISA or Non-ERISA Plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, and therefore any person who exercises authority or control respecting the management or disposition of such underlying assets, and any person who provides investment advice with respect to such assets for a fee (direct or indirect), is a fiduciary of the investing plan.
      The Plan Asset Regulations define a publicly-offered security as a security that is “freely transferable,” part of a class of securities that is “widely held” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Plan Asset Regulations provide that a class of securities is “widely held” only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances.
      We believe that the shares meet the criteria of publicly offered securities under the Plan Asset Regulations. We believe the shares are held beneficially by more than 100 independent persons. There are no restrictions, within the meaning of the Plan Asset Regulations, imposed on the transfer of shares and the shares are registered under the Exchange Act.
PLAN OF DISTRIBUTION
      We are registering the shares on behalf of the selling shareholder. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholder will bear its own costs, including brokerage commissions and similar selling expenses, if any, attributable to the sale of its shares. All or part of the shares may be offered by the selling shareholder from time to time in transactions on the New York Stock Exchange, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the shares may be sold or distributed may include, but not be limited to, the following:

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a cross or block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, in connection with which the selling shareholder may sell and deliver the shares;

•	short sales or borrowings, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

•	delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether optional or mandatory), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

•	a combination of such methods of sale or distribution.
      The selling shareholder may also sell the shares in accordance with Rule 144 under the Securities Act. To the extent required, this prospectus may be amended or supplemented from time to time to describe a plan of distribution not described above.
      In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder or from the purchasers in amounts to be negotiated immediately prior to the sale.
      If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If we are notified that underwriters are involved, the names of the underwriters, if any, with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. The obligations of the underwriters to purchase the shares will be subject to specified conditions, and the underwriters will be obligated to purchase all of the shares specified in such supplement if any are purchased.
      The selling shareholder and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have advised the selling shareholder that because it may be deemed to be an underwriter, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales.
      We have agreed to indemnify the selling shareholder and its affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make because of those liabilities. The selling shareholder has agreed to indemnify us and our affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we and our affiliates may be required to make because of those liabilities, based on information supplied to us by the selling shareholder.
VALIDITY OF THE SHARES
      The validity of the shares offered by this prospectus will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Management, LLC incorporated in this prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan, Inc. incorporated in this prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P. incorporated in this prospectus by reference to Kinder Morgan Management, LLC’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004, is incorporated herein by reference.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and our documents and the documents of Kinder Morgan, Inc. incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of our operations and those of Kinder Morgan Energy Partners, L.P. may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials and chemicals in the United States;

•	economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•	changes in Kinder Morgan Energy Partners, L.P.’s tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

•	Kinder Morgan Energy Partners, L.P.’s ability to acquire new businesses and assets and integrate those operations into its existing operations, as well as its ability to make expansions to its facilities;

•	difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from Kinder Morgan Energy Partners, L.P.’s terminals or pipelines;

•	Kinder Morgan Energy Partners, L.P.’s ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•	shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use Kinder Morgan Energy Partners, L.P.’s services or provide services or products to Kinder Morgan Energy Partners, L.P.;

•	changes in laws or regulations, third-party relations and approvals, decisions of courts, regulators and governmental bodies that may adversely affect Kinder Morgan Energy Partners, L.P.’s business or its ability to compete;

•	our ability to offer and sell equity securities, and Kinder Morgan Energy Partners, L.P.’s ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of Kinder Morgan Energy Partners, L.P.’s business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of its facilities;

•	Kinder Morgan Energy Partners, L.P.’s indebtedness could make it vulnerable to general adverse economic and industry conditions, limit its ability to borrow additional funds and/or place it at competitive disadvantages compared to its competitors that have less debt or have other adverse consequences;

•	interruptions of electric power supply to Kinder Morgan Energy Partners, L.P.’s facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•	our ability to obtain insurance coverage without a significant level of self-retention of risk;

•	acts of nature, sabotage, terrorism or other similar acts causing damage greater than Kinder Morgan Energy Partners, L.P.’s insurance coverage limits;

•	capital markets conditions;

•	the political and economic stability of the oil producing nations of the world;

•	national, international, regional and local economic, competitive and regulatory conditions and developments;

•	the ability of Kinder Morgan Energy Partners, L.P. to achieve cost savings and revenue growth;

•	inflation;

•	interest rates;

•	the pace of deregulation of retail natural gas and electricity;

•	foreign exchange fluctuations;

•	the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products;

•	the extent of Kinder Morgan Energy Partners, L.P.’s success in discovering, developing and producing oil and gas reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

•	engineering and mechanical or technological difficulties that Kinder Morgan Energy Partners, L.P. may experience with operational equipment, in well completions and workovers, and in drilling new wells;

•	the uncertainty inherent in estimating future oil and natural gas production or reserves that Kinder Morgan Energy Partners, L.P. may experience;

•	the timing and success of Kinder Morgan Energy Partners, L.P.’s business development efforts; and

•	unfavorable results of litigation involving Kinder Morgan Energy Partners, L.P. and the fruition of contingencies.
      You should not put undue reliance on any forward-looking statements. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.
      When considering forward-looking statements, please review the risk factors described in the Annual Reports of Kinder Morgan Management, LLC and Kinder Morgan, Inc. on Form 10-K and their other filings with the SEC that are incorporated by reference into this prospectus. We encourage you also to consider the risk factors described in Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K and their other filings with the SEC.